=========================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            _____________

                              FORM 11-K
                            _____________

     [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the fiscal year ended December 31, 1999

                                  OR

     [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _______ to _______

                   Commission File No. 001-02217

           THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                      (Full title of the plan)


                         THE COCA-COLA COMPANY
     (Name of issuer of the securities held pursuant to the plan)

                         One Coca-Cola Plaza
                       Atlanta, Georgia  30313
(Address of the plan and address of issuer's principal executive offices)

=========================================================================

                         THE COCA-COLA COMPANY

                        THRIFT & INVESTMENT PLAN

                          FINANCIAL STATEMENTS
                          FOR THE YEARS ENDED
                       DECEMBER 31, 1999 AND 1998
               TOGETHER WITH INDEPENDENT AUDITORS' REPORT

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                   Financial Statements and Schedules
             For the Years Ended December 31, 1999 and 1998


                           Table of Contents


                                                                         Page
                                                                         ----

Independent Auditors' Report                                              1

Statements of Net Assets Available for Benefits                           2

Statement of Changes in Net Assets Available for Benefits                 3

Notes to Financial Statements                                             4



                         Supplemental Schedules


Schedule of Assets Held for Investment Purposes at End of Year           10

Schedule of Reportable Transactions                                      13

To the Corporate Retirement Plan
 Administrative Committee of
 The Coca-Cola Company
The Coca-Cola Company
Atlanta, Georgia


                         Independent Auditors' Report

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the "Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BANKS, FINLEY, WHITE & CO.

June 26, 2000

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

             Statements of Net Assets Available for Benefits
                       December 31, 1999 and 1998


                                                      1999              1998
                                                      ----              ----

ASSETS

Cash                                        $      346,847    $       52,598

Investments (Note 3)                         2,148,700,812     2,520,564,484

Due from brokers for securities sold               100,094           136,029

Accrued interest receivable                         51,565           210,769
                                            --------------    --------------

Total assets                                 2,149,199,318     2,520,963,880
                                            --------------    --------------

LIABILITIES

Accrued expenses                                        -             23,065

Due to brokers for securities purchased            219,799         2,043,646
                                            --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS           $2,148,979,519    $2,518,897,169
                                            ==============    ==============




  The accompanying notes are an integral part of the financial statements.

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

        Statement of Changes in Net Assets Available for Benefits
                   For the Year Ended December 31, 1999


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment Income:
   Dividend income                            $   20,536,805
   Interest income                                 8,909,613
                                              --------------
     Total investment income                      29,446,418
                                              --------------
Contributions:
   Employer                                       18,383,166
   Participants                                   54,561,839
   Rollovers from other qualified plans            4,891,038
                                              --------------
     Total contributions                          77,836,043
                                              --------------
  Total additions                                107,282,461
                                              --------------
DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of
  investments (Note 3)                           247,192,416

Distributions to Participants                    229,939,587

Administrative expenses                               68,108
                                              --------------
  Total deductions                               477,200,111
                                              --------------
Net decrease in net assets
  available for benefits                        (369,917,650)

Net assets available for
 benefits, beginning of year                   2,518,897,169
                                              --------------
NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                    $2,148,979,519
                                              ==============


  The accompanying notes are an integral part of the financial statements.

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                       Notes to Financial Statements
                        December 31, 1999 and 1998


NOTE 1 - DESCRIPTION OF PLAN

The Coca-Cola Company Thrift & Investment Plan (the "Plan") is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the "Company"), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document.

Eligible employees can participate in the Plan after completing three months of service. The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations imposed by the Internal Revenue Code.

Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (FICA) taxes. "Before Tax" and "After Tax" contributions are limited in total to 15% of compensation. For 1999, the maximum "Before Tax" annual contribution amount was $10,000.

Participants   may  borrow  from  their  account   balance  subject  to  certain
limitations. Participant loans may be taken from a combination of "Before Tax", "After Tax" and rollover account balances.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

         COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

         STABLE VALUE FUND - High quality fixed income securities (primarily guaranteed investment contracts) with short to intermediate term maturities.

         S&P 500 STOCK FUND - Diversified portfolio of stocks listed on the Standard & Poor's 500 Composite Stock Price Index.

         LIFEPATH FUNDS - Five funds maintaining a diversified portfolio of common stocks and bonds. Each fund is designed to maintain a level of risk appropriate to its target date.

All Company contributions are invested in the Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to roll over account balances from other qualified plans or Individual Retirement Accounts into the Plan. Upon retirement, termination or disability, Participants may choose to receive payment from the Plan in a lump sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).

ADMINISTRATION

The Plan is administered by the Corporate Retirement Plan Administrative Committee of The Coca-Cola Company (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Certain administrative expenses were paid by the Company. Administrative expenses paid by the Plan during 1999 were $68,108.

PARTICIPANT LOANS

The following applies to Participant loans:

(a) The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000.

(b) The minimum loan amount is $1,000.

(c) The loan interest rate is the prime rate as published in the Wall Street Journal at the inception of the loan.

(d) The loan repayment period is limited to 60 months for a general purpose loan and 180 months for a loan used to purchase or build a principal residence.

VALUATION OF PARTICIPANT ACCOUNTS

Participant account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a)      continue the trust for as long as it considers advisable, or

(b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Employee Benefits Department.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

Investments are stated at fair value. The investments in common stock of The Coca-Cola Company, the S&P 500 Stock Fund and the LifePath Funds are determined at quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The guaranteed investment contracts within the Stable Value Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. These investment contracts are fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield and crediting interest rates for the contracts were both approximately 6.3% for 1999 and 1998.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.


NOTE 3 - INVESTMENTS

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by ($247,192,416) as follows:

Common stock of The Coca-Cola Company                 ($277,065,375)
Common/collective trust funds                            29,872,959
                                                       ------------
                                                      ($247,192,416)
                                                       ============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:
                                                        1999              1998
                                                        ----              ----
Common stock of The Coca-Cola Company         $1,781,499,535*   $2,206,910,387*

*  Includes both participant and nonparticipant-directed investments

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                           December 31,         December 31,
                                               1999                 1998
                                           ------------         ------------
Net assets, at fair value:
  Common stock of The Coca-Cola
   Company                                 $890,516,512         $1,111,062,501

                                            Year ended
                                         December 31, 1999
                                         -----------------
Changes in net assets:
  Contributions                          $  18,292,267
  Dividends                                 10,381,916
  Net depreciation                        (146,071,739)
  Distributions to Participants           (100,107,463)
  Transfers to other investment funds       (3,040,970)
                                         -------------
     Net decrease in net assets         ($ 220,545,989)
                                         =============


NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1999, the Plan purchased 2,448,873 shares of common stock of The Coca-Cola Company, in market and intra-Plan transactions, with a fair market value of $147,626,288. During 1999, dividends earned by the Plan on shares of common stock of The Coca-Cola Company were $20,536,805. As of December 31, 1999 and 1998, the Plan held 30,583,683 and 32,938,961 shares of common stock of The Coca-Cola Company with a fair market value of $1,781,499,535 and $2,206,910,387, respectively.

The Plan's Stable Value Fund is managed by Merrill Lynch Asset Management. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, the transactions in the Stable Value Fund qualify as party-in-interest.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter on March 17, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

     Schedule of Assets Held for Investment Purposes at End of Year
                           December 31, 1999

                                 Description of investment
  Identity of issue,             including maturity date,
  borrower, lessor or            rate of interest, collateral,                          Current
  similar party                  par, or maturity value                Cost             value**
  -------------------            -----------------------------         ----             -------
Common Stock:

* The Coca-Cola Company          30,583,683 shares of common stock     $575,260,702     $1,781,499,535
                                                                       ------------     --------------
Short-Term Investments:

Merrill Lynch                    18,401,890 units of Retirement
                                   Reserves Fund                         18,401,890         18,401,890
                                                                       ------------     --------------

Guaranteed Investment
  Contracts:

Allstate                         7.17% annual interest                    4,261,663          4,261,663
                                 due 1/31/2001

Bank of America                  5.95% annual interest                    5,014,049          5,014,049
                                 due 9/15/2003

Bank of America                  6.17% annual interest                    5,011,451          5,011,451
                                 due 9/18/2004

Caisse Des Depots                6.53% annual interest                    8,001,386          8,001,386
                                 due 6/30/2002

Caisse Des Depots                6.44% annual interest                    8,125,454          8,125,454
                                 due 7/01/2002

Chase Manhattan Bank             6.14% annual interest                    1,393,924          1,393,924
                                 due 2/15/2000

GE Life & Annuity Assurance Co.  7.04% annual interest                    4,081,336          4,081,336
                                 due 9/15/2000

J.P. Morgan                      5.89% annual interest                    4,891,058          4,891,058
                                 due 12/25/2001

J.P. Morgan                      5.92% annual interest                    3,765,864          3,765,864
                                 due 2/07/2003

*   Party-in-interest

**  Current value is equivalent to contract value for all Guaranteed
    Investment Contracts


             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

     Schedule of Assets Held for Investment Purposes at End of Year
                           December 31, 1999

                                 Description of investment
  Identity of issue,             including maturity date,
  borrower, lessor or            rate of interest, collateral,                          Current
  similar party                  par, or maturity value                Cost             value**
  -------------------            -----------------------------         ----             -------
Guaranteed Investment Contracts, continued:

John Hancock                     7.04% annual interest                 $  4,151,924     $  4,151,924
                                 due 6/15/2000

National Westminster Bank        6.44% annual interest                    8,210,765        8,210,765
                                 due 2/10/2002

National Westminster Bank        6.34% annual interest                    9,525,654        9,525,654
                                 due 7/19/2003

National Westminster Bank        5.90% annual interest                    3,569,605        3,569,605
                                 due 10/25/2003

New York Life                    6.12% annual interest                    2,518,812        2,518,812
                                 due 11/17/2003

Rabobank Nederland               5.66% annual interest                    5,015,995        5,015,995
                                 due 10/25/2002

Sun America                      6.08% annual interest                    2,575,919        2,575,919
                                 due 6/3/2003

TransAmerica                     6.23% annual interest                      809,232          809,232
                                 due 11/15/2004

Union Bank of Switzerland        5.76% annual interest                    5,654,607        5,654,607
                                 due 1/20/2004

Union Bank of Switzerland        6.99% annual interest                    4,007,951        4,007,951
                                 due 6/1/2004

Union Bank of Switzerland        6.38% annual interest                    5,012,569        5,012,569
                                 due 11/15/2004

Westdeutsche Landesbank          6.21% annual interest                    5,066,064        5,066,064
                                 due 3/17/2003

Westdeutsche Landesbank          6.26% annual interest                    4,276,744        4,276,744
                                 due 4/25/2003                         ------------     ------------

  Total Guaranteed Investment Contracts                                 104,942,026      104,942,026
                                                                       ------------     ------------


             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

     Schedule of Assets Held for Investment Purposes at End of Year
                           December 31, 1999

                                 Description of investment
  Identity of issue,             including maturity date,
  borrower, lessor or            rate of interest, collateral,                          Current
  similar party                  par, or maturity value                Cost             value**
  -------------------            -----------------------------         ----             -------
Common / Collective
  Trust Funds:

Barclay's Global Investors       4,422,001 units of S&P 500            $ 78,075,531     $  104,359,218
                                   Stock Fund

Barclay's Global Investors       983,732 units of LifePath               11,999,796         13,221,363
                                   Income Fund

Barclay's Global Investors       895,824 units of LifePath
                                   2010 Fund                             12,028,458         14,019,653

Barclay's Global Investors       3,624,107 units of LifePath
                                   2020 Fund                             46,700,275         64,291,650

Barclay's Global Investors       566,399 units of LifePath
                                   2030 Fund                              9,029,153         10,937,157

Barclay's Global Investors       670,187 units of LifePath
                                   2040 Fund                             11,771,162         14,167,753
                                                                       ------------     --------------
  Total Common / Collective
    Trust Funds                                                         169,604,375        220,996,794
                                                                       ------------     --------------

Loans to Participants            Loans with interest rates
                                  ranging from 7.13% to 9.50%              N/A              22,860,567
                                                                       ------------     --------------

Total Assets Held for Investment Purposes at End of Year               $868,208,993     $2,148,700,812
                                                                       ============     ==============

             THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                  Schedule of Reportable Transactions
                  For the Year Ended December 31, 1999

                 Description of                                                                   Current
                 asset (include                                        Expense                    value of
                 interest rate                                         incurred                   asset on
   Identity of   and maturity in   Purchase     Selling       Lease    with         Cost of       transaction     Net gain
party involved   case of a loan)   price        price         rental   transaction   asset        date            or (loss)
--------------   ---------------   --------     -------       -------  -----------  -------       -----------     ---------

CATEGORY (iii) - ANY TRANSACTION WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF
                 WITHIN THE PLAN YEAR ANY SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF
                 THE CURRENT VALUE OF PLAN ASSETS AT JANUARY 1, 1999.

The Coca-Cola    Common stock      $28,645,626     -             -     $28,557      $28,674,183   $ 28,674,183       -
 Company

The Coca-Cola    Common stock         -         $103,086,217     -     $62,216      $28,374,009   $103,148,433    $74,774,424
 Company

THERE WERE NO CATEGORY (i),(ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE
YEAR ENDED DECEMBER 31, 1999.


                              SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Corporate Retirement Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE COCA-COLA COMPANY
                                  THRIFT & INVESTMENT PLAN
                                     (Name of Plan)


                                  By: /s/ Susan E.Shaw
                                      --------------------
                                      SUSAN E. SHAW
                                      Member, The Coca-Cola Company
                                      Corporate Retirement Plan
                                        Administrative Committee

Date:  June 26, 2000

                            EXHIBIT INDEX


  Exhibit No.			Description

     23                 Consent of Independent Auditors